DESCRIPTION OF THE REGISTRANT’S SECURITIES REGISTERED PURSUANT TO
SECTION 12 OF THE SECURITIES EXCHANGE ACT OF 1934
The following summary of terms of our common stock, par value $0.001 per share (the “common stock”) is based upon our restated certificate of incorporation (the “Certificate of Incorporation”), our by-laws (the “Bylaws”) and applicable portions of the General Corporation Law of the State of Delaware (the “DGCL”). This summary is not complete and is subject to, and qualified in its entirety by reference to, the Certificate of Incorporation, the Bylaws and the applicable portions of the DGCL. For a complete description of the terms and provisions of the common stock, refer to the Certificate of Incorporation and Bylaws, which are filed as exhibits to this Annual Report on Form 10-K. We encourage you to read these documents and the applicable portions of the DGCL carefully. Throughout this exhibit, references to the “Company,” “we,” “our,” and “us” refer to Integer Holdings Corporation.
Description of Capital Stock
Under our Certificate of Incorporation, our authorized capital stock consists of 100 million shares of common stock, par value $0.001 per share, and 100 million shares of preferred stock, par value $0.001 per share.
The holders of shares of our common stock are entitled to one vote per share on all matters to be voted on by stockholders, including in the election of directors. The common stock does not have cumulative voting rights in the election of directors, which means that holders of a majority of the outstanding shares of common stock can elect all of our directors. Our Bylaws provide that, unless a different vote is required by law, the Certificate of Incorporation or the rules and regulations of any stock exchange on which the capital stock of the Company is then quoted or traded, all matters, other than the election of directors, are to be decided by a majority of the votes cast. Our Bylaws also provide that directors are to be elected by a plurality of votes cast. However, under the Company’s Corporate Governance Guidelines, any nominee for director who receives a greater number of “withhold” votes than “for” votes is expected to tender his or her resignation to our Board of Directors (the “Board”) for consideration in accordance with the Corporate Governance Guidelines.
Subject to the rights of the holders of any outstanding shares of preferred stock, the holders of shares of common stock are entitled to receive dividends when, as and if declared by the Board out of funds legally available therefor.
All shares of outstanding common stock are fully paid and non-assessable. The holders of our common stock are not entitled to preemptive, subscription or conversion rights, and there are no redemption or sinking fund provisions applicable to the common stock. The rights, preferences, and privileges of our holders of common stock are subject to the rights of the holders of any series of preferred stock that we may designate in the future. Our Certificate of Incorporation and Bylaws do not restrict the ability of a holder of our common stock to transfer his, her or its shares of common stock.
In the event of our dissolution, liquidation or winding up, after payment or provision for payment of all of our obligations and any liquidation preference of any outstanding preferred stock, the holders of our common stock are entitled to share ratably in our remaining assets.
Our common stock is traded on the New York Stock Exchange (“NYSE”) under the symbol “ITGR”. The transfer agent and registrar for our common stock is Computershare Trust Company, N.A.
Preferred Stock
The Board may issue, from time to time, shares of preferred stock in one or more series and with the relative powers, rights and preferences and for the consideration that the Board may determine.
Our Board may, without further action of the stockholders, determine and set forth in a designation, the following for each series of preferred stock:
 the series designation and the number of shares in that series;
•the dividend rate or rates, whether dividends shall be cumulative and, if so, from what date, the payment date or dates for dividends, and any participating or other special rights with respect to dividends;
•any voting powers of the shares;

•whether the shares will be redeemable and, if so, the price or prices at which, and the terms and conditions on which, the shares may be redeemed;
•the amount or amounts payable upon the shares in the event of voluntary or involuntary liquidation, dissolution or winding up of us prior to any payment or distribution of our assets to any class or classes of our stock ranking junior to that series;
•whether the shares will be entitled to the benefit of a sinking or retirement fund and, if so entitled, the amount of the fund and the manner of its application, including the price or prices at which the shares may be redeemed or purchased through the application of the fund;
•whether the shares will be convertible into, or exchangeable for, shares of any other class or of any other series of the same, and if so convertible or exchangeable, the conversion price or prices, or the rates of exchange, and any adjustments to the conversion price or rates of exchange at which the conversion or exchange may be made, and any other terms and conditions of the conversion or exchange; and
•any other preferences, privileges and powers, and relative, participating, optional, or other special rights, and qualifications, limitations or restrictions, as the Board may deem advisable and not inconsistent with the provisions of the Certificate of Incorporation.
Depending on the rights prescribed for a series of preferred stock, the issuance of preferred stock could have an adverse effect on the voting power of the holders of common stock and could adversely affect holders of common stock by delaying or preventing a change in control of us, making removal of our present management more difficult or imposing restrictions upon the payment of dividends and other distributions to the holders of common stock.
Anti-Takeover Provisions
Certain provisions of the DGCL and our Certificate of Incorporation and Bylaws could have anti-takeover effects and may delay, deter or prevent a tender offer or takeover attempt that a stockholder might consider to be in its best interests.
Delaware General Corporation Law Section 203.  We are subject to the provisions of Section 203 of the DGCL (“Delaware Section 203”), the “business combination” statute. In general, the law prohibits a public Delaware corporation from engaging in a “business combination” with an “interested stockholder” for a period of three years after the date of the transaction in which the person became an interested stockholder, unless:
•prior to that date, the board of directors of the corporation approved either the business combination or the transaction that resulted in the stockholder becoming an interested stockholder;
•upon consummation of the transaction that resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced (excluding certain shares described in Delaware Section 203); or
•on or subsequent to that date, the business combination is approved by the board of directors of the corporation and authorized at an annual or special meeting of stockholders by the affirmative vote of at least two-thirds of the outstanding voting stock that is not owned by the “interested stockholder.”
“Business combination” is defined to include mergers, asset sales and certain other transactions resulting in a financial benefit to a stockholder. An “interested stockholder” is defined generally as a person who, together with affiliates and associates, owns (or, within the prior three years, did own) 15% or more of a corporation’s voting stock. The Certificate of Incorporation does not exclude us from the restrictions imposed under Delaware Section 203, and Delaware Section 203 could prohibit or delay the accomplishment of mergers or other takeover or change in control attempts with respect to us and, accordingly, may discourage attempts to acquire us.
Advance Notice for Stockholder Proposals.  Company stockholders wishing to nominate a director or propose other action at an annual meeting must give advance written notice of such nomination or proposal not less than 90 days nor more than 120 days prior to such annual meeting.
Special Meetings.  Special meetings of the stockholders may be called only by (i) the Chairman of the Board, (ii) the Chief Executive Officer or (iii) resolution of the Board.

Authorized but Unissued Shares. Subject to the requirements of NYSE and other applicable law, our authorized but unissued shares of common stock may be available for future issuance without stockholder approval. We may use these additional shares for a variety of corporate purposes, including future public offerings to raise additional capital, corporate acquisitions and employee benefit plans. The existence of authorized but unissued shares of common stock could render more difficult or discourage an attempt to obtain control of us by means of a tender offer, takeover attempt or otherwise.